April 6, 2020

Lee Aaron Arnold
Chief Executive Officer of Secured Investment Corp.
Circle of Wealth Fund III LLC
701 East Front Street, 2nd Floor
Coeur D'Alene, ID 83814

       Re: Circle of Wealth Fund III LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 3
           Filed March 30, 2020
           File No. 024-10948

Dear Mr. Arnold:

      We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post-qualification Amendment to Form 1-A filed on March 30, 2020

Acceptance, page 9

1. We note your response to comment 1 and that you continue to disclose that the email will include an outline of the offer. Please revise your disclosure to state that the email about the rescission offer will include a hyperlink to the offering circular.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Lee Aaron Arnold
Circle of Wealth Fund III LLC
April 6, 2020
Page 2

       You may contact Jonathan Burr at 202-551-5833 or Pamela Long at 202-551-3765 with any questions.



FirstName LastNameLee Aaron Arnold                     Sincerely,
Comapany NameCircle of Wealth Fund III LLC
                                                       Division of Corporation
Finance
April 6, 2020 Page 2                                   Office of Real Estate &
Construction
FirstName LastName